Ms Jill S. Davis
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


July 21, 2006


         Sasol Limited Form 20-F for the Fiscal Year Ended June 30, 2005
                             Filed October 26, 2005
                                File No. 1-31615


Dear Ms Davis

We refer to the Staff's comment letter dated June 6, 2006, relating to the Form 20-F of Sasol Limited (the "Company") for the fiscal year ended June 30, 2005 and our response letter dated April 13, 2006. Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter. The Staff is referred to the definitions contained in the Form 20-F for the fiscal year ended June 30, 2005.

General

1. We have reviewed your response letter dated April 13, 2006. We note your discussion of your contract for the purchase of Iranian crude, and your conclusion as to the materiality of your purchases of Iranian crude. It appears, from publicly available information, that Naftiran is owned by the Iranian government. Please discuss for us whether your payments of approximately $220 million per annum to an entity controlled by the Iranian government may negatively impact your reputation and share value because they may be deemed to enhance Iran's financial ability to support terrorist activity and weapons development programs.

     Response
     --------
     We are not aware of any formal or informal prohibition or restraint placed internationally or by the South African government on the Company on the procurement of oil from Iran. The procurement of oil from Iran is not considered to pose a material risk to the Company. We are not aware of any negative impact that our activities in Iran have had on our reputation or share value. We are also not in a position to judge or conclude that the financial benefit to Iran from our activities, including our annual purchases of crude oil, in any way enhances or is utilized to support terrorist activity or weapons development programs.




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

Directors: PV Cox (Chairman) LPA Davies (Chief Executive) TS Munday (Deputy Chief Executive) E le R Bradley WAM Clewlow BP Connellan VN Fakude (Executive) MSV Gantsho A Jain (Indian) IN Mkhize A M Mokaba (Executive) S Montsi K C Ramon (Executive) JE Schrempp (German) Company Secretary: NL Joubert


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page 2 of 12



     The Company has disclosed on page 45 of the Form 20-F that 50% of our crude oil requirements for our Natref refinery is obtained from the Middle East. The Company will expand this disclosure in future filings by providing the amount of crude oil procured from Iran.

2. We remain of the view that it would be appropriate for future filings to indicate the bases for the sanctions programs discussed in your own risk factor headed "There is a possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities." In our view, such disclosure would provide context for, and additional clarity to, the existing disclosure under that heading.

     Response
     --------
     The Company still believes that as a South African company, we are unable to comment on the political issues influencing US legislation. The Company will, however, include the following sentence in the risk factor headed "There is a possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities" in future filings:

     "ILSA was adopted by the US Government with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction."

     In addition we confirm that in future filings we will disclose the fact that the Iranian Transaction Regulations prohibit or restrict most transactions between US persons and Iran and that the Iran and Libya Sanctions Act is now applicable only to Iran as noted in our previous response.

Accounting
1. We note you have requested confidential treatment with respect to Appendix A as attached to your response letter dated April 13, 2006, although all pages include the confidential treatment requested here. Please remove the "Confidential Treatment Requested by Sasol Limited, File No. 1-31615" header from all pages, other than Appendix A for which confidential treatment has been requested, and resubmit your response letter dated April 13, 2006, to EDGAR.

     Response
     --------
     The "Confidential Treatment Requested by Sasol Limited, File No. 1-31615" header was removed and the response letter dated April 13, 2006 was resubmitted to EDGAR on July 18, 2006.

2. We note that you have proposed to expand or revise your disclosure in response to prior comments 5, 6, 12, 13, 16, 18, 20 and 21, which you have indicated will be incorporated into future filings. We are considering your proposal for prospective revision and will not be in a position to conclude on your proposal until such time that all of your pending comments are resolved.




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

Directors: PV Cox (Chairman) LPA Davies (Chief Executive) TS Munday (Deputy Chief Executive) E le R Bradley WAM Clewlow BP Connellan VN Fakude (Executive) MSV Gantsho A Jain (Indian) IN Mkhize A M Mokaba (Executive) S Montsi K C Ramon (Executive) JE Schrempp (German) Company Secretary: NL Joubert

     Response
     --------
     The Company expects to file its annual report on Form 20-F for the fiscal year ended June 30, 2006 during October 2006 when the proposed amendments and additions to our disclosure will be provided. We respectfully propose that, due to the short period of time before the filing of our next Form 20-F and the fact that we are not currently raising capital, the request to make these amendments prospectively in future filings receives favorable consideration.

3. We note your response to prior comment four indicating that it is reasonably possible that a liability may be incurred in connection with the explosion at the Secunda West ethylene production facilities. Because it appears you were unable to determine an estimated liability or range of loss related to this matter, please expand your disclosures under your commitments and contingencies to specifically describe this potential loss and the reasons you are unable to currently estimate the liability or possible range of loss. Refer to paragraph 10 of SFAS 5.

     Response
     --------
     At the time of filing the Form 20-F for the fiscal year ended June 30, 2005 no claims were brought against the Company. While it was reasonable possible that a liability may be incurred, the Company was unable to estimate a range of loss due to the fact that no claims were asserted against the Company and the Company was at an early stage of discussions with various trade unions and legal representatives.

     As the Company expects to file its Form 20-F for the fiscal year ended June 30, 2006 during October 2006 the Company proposes to include additional disclosure under the commitments and contingencies note in the Form 20-F for the fiscal year ended June 30, 2006 which will take into account developments in this regard since the filing of our previous Form 20-F.

     The relevant facts subsequent to the filing of our Form 20-F for the fiscal year ended June 30, 2005 are as follows:

     The Company, trade unions Solidarity and the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union ("CEPPWAWU"), and legal representative Richard Spoor agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were injured in the September 1, 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in the accident.

     The September 2004 Accident Trust was registered in June 2006. Qualifying victims of the accident have been invited to submit applications for compensation.

     Since January 2006, the Company, CEPPWAWU, Solidarity and Richard Spoor have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were injured in the accident to the extent that they had not been previously compensated.

     The September 2004 Accident Trust, will make ex gratia grants to compensate persons injured or dependants of persons who died in the accident. These grants will be




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not been compensated previously.

     The Company will fund the September 2004 Accident Trust to pay the ex gratia grants. Whilst accepting social responsibility, the Company is not acknowledging legal liability in creating the trust. Future payments are dependent on the number of applications submitted to the Trust, the independent findings of each application and the calculation of the grants based on the applicable South African legal principles.

4. We note your response to prior comment six indicating that you amortize your life-of-mine assets over the total proven and probable reserves assigned to each specific mine. With respect to mine development costs, please explain why you believe it is more appropriate to amortize life-of-mine assets over the total proven and probable reserves rather than those reserves benefited by development costs in the immediate and relevant producing area. Clarify what assets you deem to be life-of-mine assets.

     Response
     --------
     The following assets are classified as life-of-mine assets:
         o Previously capitalized exploration cost on which development has occurred and mining activities commenced;
         o Surface infrastructure (e.g. shaft systems including fans and hoists and sub-stations);
         o    Underground infrastructure (e.g. underground workshops);
         o    Surface equipment (e.g. the screening plant);
         o    Plants (e.g. beneficiation plant and water treatment plant); and
         o    Coal handling facilities.

     Underground mine development costs are capitalized until the main asset, for example a new shaft, is ready for use. Any further underground mine development costs incurred after this date are expensed through the income statement.

     The proven and probable reserves of a specific mine is used in calculating amortization of the life-of-mine assets that are deployed to extract or beneficiate that reserve base (i.e. the reserve base which benefits from the utilization of the asset). If a specific asset (e.g. the coal handling facility) is used for the benefit of a specific mining complex, the proven and probable reserves of that complex are used in the calculation of amortization of the asset.

     The Company will clarify our disclosure in future filings to include the following information.

     "Proven and probable reserves used for the amortization of life-of-mine assets are the total proven and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilisation of those assets. Inaccessible reserves are excluded from the calculation."




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

5. We note your response to prior comment seven indicating you capitalize costs only after a feasibility study has determined proven and probable reserves. We also note your response suggesting that costs associated with around-mine exploration are capitalized, although around mine reserves have not been ascertained. It is unclear how you have concluded that capitalization of around-mine exploration costs are appropriately capitalized for U.S. GAAP purposes. In this regard it appears the future economic benefit of such costs remains uncertain because proven and probable reserves underlying those costs have not been established at the time the costs were incurred. Accordingly, please reconcile your response with your accounting policy disclosure. Please quantify the accumulated capitalized around-mine exploration costs for all periods presented and provide us a materiality analysis of the financial statement effect had you expensed these costs for all periods presented. Your materiality analysis should apply the principles in SAB Topic 1:M.

     Response
     --------
     The Company noted in our previous comment that coal mining exploration expenditure is only capitalized once a feasibility study has determined that there are proved and probable reserves within a specific area.

     The Company's accounting policy as disclosed in the Form 20-F for the fiscal year ended June 30, 2006 is as follows:

     "Mining exploration expenditure is expensed as incurred until completion of a final feasibility study supporting proved and probable reserves. Mining exploration costs incurred subsequent to proved and probable reserves being identified are capitalized.

     Exploration and development expenditure in respect of producing mines or development properties is capitalized only when excavation or drilling has occurred to extend reserves or further delineate existing proved and probable reserves."

     Based on our response to the previous comment and the accounting policy the Company believes that the capitalization of around-mine exploration is appropriate only when proved and probable reserves have previously been identified in that area. No exploration expenditure incurred in areas where a feasibility study has not been performed was capitalized by the Company.

     Included below are the details of the coal mining exploration costs capitalized and expensed for the periods presented:

                                        2005       2004      2003
                                            (Rand in millions)
     Expensed to income statement(1)       -          2         -
     Capitalized (2)                      17         23        31

     (1) The exploration costs expensed to the income statement relate to exploration activity from which proved and probable reserves were not identified.
     (2) The total capitalized exploration costs relate to around-mine exploration activity from which proved reserves were identified.




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

     The Company believes that the accounting treatment applied to exploration costs is appropriate under US GAAP. The company has not capitalized any exploration costs for which proved and probable reserves have not been identified and therefore no materiality analysis has been provided in future filings.

6. We note your response to prior comment nine in which you have included your amortization policy disclosure associated with development costs of your oil and gas properties within your "Mining" accounting policy. Please relocate your amortization policy regarding your oil and gas properties with "Oil and Gas" accounting policy so as not to be confused with your mining activities.

     Response
     --------
     We will provide the additional disclosure regarding the depletion, depreciation and amortization for both acquisition costs and development costs under the heading "Oil and gas" as disclosed on page F-11.

7. We note your proposed disclosure and response to prior comment 10 indicating that you do not believe our industry letter applies to your circumstances regarding your buy/sell arrangements. Although the net effect of buy/sell arrangements may not be significant, the disclosure requirements set-forth in our letter should be considered to the extent these arrangements are material on a gross volume or dollar basis. To the extent these arrangements are material on a gross basis, please disclose how you account for these arrangements; the characteristics of these arrangements; the circumstances under which they are used; and quantify the gross proceeds and the related costs. In the event you believe these arrangements are not material please provide us with your qualitative and quantitative materiality analysis.

     Response
     --------
     The Company believes that the industry letter is applicable to our buy/sell arrangements. However, our previous response noted that the Company currently accounts for these types of transactions in terms of the guidance provided in EITF 04-13. The Company does not follow industry practice by reporting activities related to buy/sell arrangements at fair value on a gross basis in our income statement.

     The turnover for Sasol Liquid Business for 2005 amounted to R18,554 million. Sales of liquid fuel products for the 2005 financial year amounted to 9.6 million m(3). The gross amount of liquid fuel products exchanged under buy/sell arrangements during the 2005 financial year amounted to approximately 1.0 million m(3) or R2,350 million (based on the average Basic Fuel Price achieved for the 2005 financial year). These transactions were recognized at book value.

     Because the Company has not accounted for the buy/sell arrangements on a gross basis and the amounts recorded net, at book value, constituted 1.41% and 0.50% of segment and consolidated revenue, respectively, the Company proposes not to show disclosure on the face of the income statement as required by the industry letter.

     The following disclosure will be included under our accounting policies in our Form 20-F for the fiscal year ended June 30, 2006:




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

     "The Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty", at its September 2005 meeting. This issue addresses when it is appropriate to measure purchases and sales of inventory at fair value and record the effect of this transaction in cost of sales and turnover and when these transactions should be recorded as exchanges measured at book value of the item sold. The EITF concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at book value of the items sold.

     The EITF is effective for all new arrangements beginning in the first reporting period after March 15, 2006. The Company currently accounts for these transactions in the manner described in the EITF consensus. It is believed that the adoption of the EITF will not have a material effect on our financial position and results of operations under US GAAP."

     In addition to the above disclosure the Company will provide the following details regarding the accounting policy for these exchange transactions:

     "The Company enters into exchange agreements with the same counterparties for the purchase and sales of inventory that are entered into in contemplation of one another. These transactions are combined and accounted for as a single exchange transaction. The exchange is recognized at the carrying amount of the inventory transferred."

8. We note your proposed expanded disclosure in response to prior comment 13 regarding your revenue recognition policy applied to your dealer-owned supply agreements for liquefied fuel sales, indicating that you retain title to product to secure payment while recognizing revenue associated with the delivery of the product. Please address the following:
         o Explain how you have concluded that collection of revenue is reasonably assured since it appears requisite for you to retain title in order to ensure collection.
         o Explain how the risks of your product have passed to the customer upon delivery since you retain title and clarify when title passes.
         o Explain to us why these sales are not recognized as revenue on a consignment basis.

     Response
     --------
     Legally, in terms of the dealer-owned supply agreements title is retained to enable recovery of the goods in the event of customer default on payment. It was further noted that the title to the goods does not enable the Company to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product. However, in practice the supply of products to these customers is strictly "cash on delivery" or "cash before" delivery. Title of the product is transferred either on the date of delivery or prior to this date. Therefore, it is concluded that the collection is assured prior to delivery of the product. Based on this practice the Company recognizes the revenue once the product is delivered to the customer, which is the date when all the revenue recognition criteria have been met.




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

     Based on the above information the Company believes that the revenue recognition principles applied to our dealer-owned supply arrangements are consistent with the requirements of SAB Topic 13.A, in particular when considering Question 3 under the persuasive evidence of the arrangement section. Therefore, it is believed that the treatment of the sales on a consignment basis would be inappropriate as all the requirements of the SAB Topic 13.A have been met upon delivery of the product.

9. We note your response to prior comment 15 and remain unclear as to the nature of your capitalized exploration expenditures. Please describe in further detail these exploration expenditures by indicating the specific types of costs you are capitalizing.

     Response
     --------
     The Company capitalizes the following exploration expenditure in the Form 20-F relating to our oil and gas activities:
     - Costs associated with exploration drilling, including equipment rental, materials, labor, consultants and contractors up to final determination of proven reserves; and
     -   Property acquisition costs.

     Certain development costs incurred to obtain access to proved reserves relating to our Mozambican gas activities were inadvertently included under capitalized exploration expenditure in the Form 20-F. The development costs have been amortized using proved developed reserves. The Company believes that the classification is not significant to an investors' understanding of the financial statements and will therefore reclassify the development for all periods presented in the financial statements included in the Form 20-F for the fiscal year ended June 30, 2006.

     All these capitalized costs are supported by proven gas reserves.

     As noted in our previous response the Company will appropriately reclassify these costs as tangible assets in future filings. Further the Company will provide the required disclosure of SFAS 69 for the disclosure of capitalized costs relating to oil and gas producing activities as was provided in the Form 20-F for the fiscal year ended June 30, 2005.

10. We note your response to prior comment 16 indicating that you will expand your disclosures to include the after-tax effect of the change in estimated useful lives of your assets. Please provide us a sample of your proposed disclosure.

     Response
     --------
     The Company will amend the disclosure provided on page F-57 in future filings by providing the after-tax effect of the change in the financial statements in its Form 20-F for the fiscal year ended June 30, 2006. The following disclosure will be made:

     "During the year ended June 30, 2005, the group reviewed the useful life of its assets. This resulted in a reduction in the depreciation charge when compared to the expected charge had no review been performed of R1,547 million before tax. The tax effect amounted to R494 million with a resulting increase in net income of R1,053 million or 169 cents per share."




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

11. We note your response and proposed disclosure to prior comment 18 regarding your assessment of likelihood by matter. However, in some matters which you have noted as reasonably possible or probable you have not disclosed the possible range of loss or stated that such an estimate cannot be made. For example, but without limitation, you disclosure the historical costs of the EDC pipeline litigation, which you indicate is reimbursable by RWE-DEA. However your disclosure does not provide an explicit quantification of the possible range of loss or indicate that no loss is expected, or state that an estimate cannot be made. Additionally you have assessed the sulfur dioxide litigation as probable without discretely disclosing the amount accrued or the possible estimated range of loss related to this matter. Refer to paragraph 10 of SFAS 5.

     Response
     --------
     To the extent not currently disclosed, the range of loss or the fact that we are unable to resonably estimate the range of loss for the litigation assessed as reasonably possible or probable at the time of our filing of the Form 20-F for the fiscal year ended June 30, 2005, will be disclosed in future filings:

         EDC pipeline litigation

         Although a loss resulting from a settlement or judgment in the pending round of EDC pipeline litigation is reasonably possible, the range of loss cannot be reliably estimated at this early discovery stage of the litigation.

         Sulfur dioxide litigation

         Sasol North America's liability was contractually limited by written agreement with the other primary defendant which assumed the defense of both companies. Since the full amount of Sasol North America's limited share was paid in December 2004, Sasol North America has no further liability for settlement, judgment or defense costs of the litigation regardless of outcome.

     Subsequent to the filing of the Form 20-F for the fiscal year ended June 30, 2005 the complaints of alleged anti-competitive conduct in the nitrogen-based fertilizer market has been referred by the South African Competition Commission to the Competition Tribunal.

         Nutri-Flo

         On the basis of the pleadings in their current form, we believe the likelihood of a finding of unlawful conduct is remote. In the event that the Competition Commission amends the referral, our current assessment may require review. For this reason, it is currently not possible to make a reasonable estimate of the contingency.

         Profert

         On the basis of the pleadings in their current form, we believe the likelihood of the Competition Tribunal imposing a penalty is remote. In the event that the Competition Commission amends the referral, our current assessment may require review. For this reason, it is currently not possible to make a reasonable estimate of the contingency.




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

12. We note your response to prior comment 19 indicating that you are unable to determine the exact costs of your liability related to environmental soil and ground water contamination, although you have accrued an amount which is included as a component of your asset retirement obligation. Please quantify the amount accrued within your commitment and contingencies note and disclose the possible range of loss currently estimated. Refer to paragraph 10 of SFAS 5.

     Response
     --------
     Our rehabilitation obligation includes an estimated cost for the rehabilitation of soil and groundwater contamination. At June 30, 2005, the total rehabilitation obligation amounted to R2,161 million. Included in this balance is an amount accrued of approximately R408 million in respect of the costs of remediation of such contamination and similar environmental costs. The rehabilitation is usually only required when the site is vacated unless the contamination is likely to threaten the surrounding areas. In this case, any rehabilitation required to prevent such a threat to the surrounding area is initiated in collaboration with the relevant authorities. It is not possible to separately determine the amount of the obligation specifically attributable to soil and groundwater contamination from the requirements to rehabilitate similar environmental costs.

     We will amend our future filings to indicate the recognized obligation. Where it is expected that the loss contingency exceeds the amount accrued we will discretely disclose the range of loss if a reasonable estimate can be made. As at June 30, 2005, due to the nature of the work that is to be undertaken in these areas, we used our best estimate of the loss to accrue for the obligation and therefore a range of loss was not disclosed.

13. Regarding response number 25, please provide the authoritative accounting literature that you believe allows you to account for an increase in reserves based on language in a production sharing contract concerning tax allocation.

     Response
     --------
     The revenue arrangements and tax arrangements under production sharing agreements are unique in each country and can vary within a country. The Company is not aware of any specific authoritative accounting literature under US GAAP for production sharing arrangements. The accounting treatment followed by the Company is based on guidance included in SFAS 109, EITF 99-19 and literature available (although not authoritative) which provides information regarding the industry practice when accounting for these contracts.

     In terms of our production sharing agreement for our operations in Gabon, current taxes are payable to the Government of Gabon. The Government of Gabon has an established tax regime and tax is computed on a measure of profits. The company acts as primary obligor in the supply of the oil to customers and has concluded that gross revenue recognition is appropriate in terms of guidance provided in EITF 99-19.The Company believes that the taxes payable in terms of the agreement are within the scope of SFAS 109. The standard requires the recognition and disclosure of current tax expense separately in the income statement. The payment of the current taxes is settled through the delivery of oil. Under the arrangement the Company has concluded that it has effectively "sold" the oil and used the proceeds to settle the tax liability. This is not a tax assessed on revenue producing activities and as such the guidance included in EITF





Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

     06-3 is not applicable. These amounts are appropriately included in gross revenue and expense. This is based on the substance of the agreement.

14. Tables 1, 2 and 3 were received and address the coal quality issues as requested. Please amend the filing to include these tables and incorporate the other proposed changes. This disclosure is still missing coal quality information for the Sasolburg Probable Reserve estimate. These reserves include the remainder of the Mooikraal, Block 13 South, and the North West mining areas. Please include the geological discount, mine layout and estimate the extraction percentage, in addition to the requested coal quality information.

     Response
     --------
     42.4Mt of the 46.5Mt of coal sales made during the fiscal year ended June 30, 2005 were sold to Sasol Infrachem and Sasol Synfuels for use in their production of synthetic products. The additional data requested by the Staff is understood to be limited to the mining activities undertaken for the external market. The Company will provide the requested disclosure in future filings.

     The gross in situ coal resources for the three areas mentioned were estimated. The tonnage, densities, shape, physical characteristics and coal qualities can be estimated with the required level of confidence, based on the detailed and reliable exploration information gathered by means of vertical core recovery exploration drilling. The locations are spaced closely enough to confirm the physical continuity and coal quality continuity. The assessments demonstrated at the time of reporting, that extraction is reasonably justifiable. It is therefore possible to report the gross in situ coal resource. The Company has no mining authorization for the North West reserves. These reserves were stated inadvertently in the Form 20-F for the fiscal year ended June 30, 2005.

     Included in Table 1 is the additional disclosure regarding coal quality information for the Sasolburg probable reserve estimate. Table 2 indicates the required losses on a factorized basis.

TABLE 1
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Heat                     Heat Value       Sulfur
                           Gross in        Average        Average           Value        Sulfur         (As            (As
                           situ coal      inherent      superficial       (Air dry      (Air dry      received       received
Reserve Area               resource       moisture        moisture         basis)         basis)        basis)         basis)
                             (Mt)            (%)            (%)             MJ/Kg           %             %              %
------------------------------------------------------------------------------------------------------------------------------------
Remainder Mooikraal           18.906           5.5              3.2           19.6          0.42           18.9          0.41

Block 13, South              109.900           2.9              3.2           20.4          0.37           19.7          0.36
------------------------------------------------------------------------------------------------------------------------------------




Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

TABLE 2
------------------------------------------------------------------------------------------------------------------------------------
                                        Gross in                         Mine                         Recoverable
                            Coal        situ Coal       Geological      layout      Extraction           coal          Proved/
Reserve Area                seam        resource         discount       losses         rate            reserves        Probable
                                          (Mt)             (Mt)          (Mt)           (%)              (Mt)
------------------------------------------------------------------------------------------------------------------------------------
Remainder Mooikraal           3B           18.906          3.364*       1.399*             40*            5.865        Probable

Block 13 South                3B          109.900         19.551*       8.132*             40*           34.098        Probable
------------------------------------------------------------------------------------------------------------------------------------

* The geological discount, the mine layout losses and the extraction rate were factorized, using known mining parameters from current mining.


                                    * * * * *


We appreciate the Staff's review of the Form 20-F for the fiscal year ended June 30, 2005. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3841. My e-mail address is trevor.munday@sasol.com.

Very truly yours,







Trevor Munday
Deputy Chief Executive







Sasol Limited  1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com